Mail Stop 4561

March 14, 2008

D. Kirk McAllaster, Jr., Executive Vice President
Cole Retail Income Trust, Inc.
2555 East Camelback Road
Suite 400
Phoenix, AZ 85016

> **Re: Cole Retail Income Trust, Inc.**
> **Registration Statement on Form S-11**
> **Filed February 19, 2008**
> **File No. 333-149290**

Dear Mr. McAllaster:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1. Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19B of Industry Guide 5.

2. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation

Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division's Office of Mergers and Acquisitions.

3.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

4.   Please update the tables and the narrative descriptions to provide prior performance information as of December 31, 2007. With respect to the tables, please omit data no longer required as a result of the new measurement date.

Cover Page

5.   Please ensure that your cover page does not exceed 1 page in length as required by Item 501(b) of Regulation S-K.

6.   Please revise the first sentence of the second bullet to eliminate the mitigating language regarding significant experience.

Q: Will you invest in anything other than retail…, page 2

7.   Please revise the second sentence to conform to your other disclosure throughout the prospectus that you will primarily invest in net leased retail properties.

Q: For whom is an investment in our shares recommended?, page 3

8.   We note your reference to your "finite life." There is no stated termination date for this entity and in other disclosure you have indicated that the offering could be extended indefinitely and that you would only terminate if your shareholders voted to do so. Please clarify accordingly.

Prospectus Summary, page 6

9.   In the summary, please include information regarding the maximum leverage you will use as a whole and on individual properties. Refer to Item 3(a)(vii) of Industry Guide 5.

Compensation to CRI Advisors and Its Affiliates, page 12

10.   Please disclose the estimated acquisition fees and expenses assuming you utilize your target leverage.

Risk Factors, page 18

If we internalize our management functions … page 22

11.   In this risk factor, you discuss internalizing your advisor. Please explain that upon any internalization of the advisor certain key employees may not remain with the advisor and will instead remain employees of the sponsor or its affiliates. In addition, please add a risk factor addressing the impact on you if the advisor is internalized by another Cole entity.

Risks Associated with Debt Financing, page 39

12.   In this section, please add a risk factor to address the potential difficulty in obtaining financing based on current market conditions and discuss the impact on you and your investors if you are unable to obtain such financing in a timely manner.

Estimated Use of Proceeds, page 49

13.   In footnote 5, you indicate that you are not obligated to reimburse you advisor or its affiliates for organization and offering expenses over 1.5% of gross offering proceeds. You then state you will not pay organization or offering expenses in excess of 10% of the gross offering proceeds. Please explain, under what circumstances, you would pay organization and offering expenses of more than 1.5% of gross offering proceeds. If you would pay more than 1.5% of gross offering proceeds, please ensure that this disclosure is presented elsewhere when discussing fees to be paid to advisors or affiliates.

Executive Officers and Directors, page 53

14.   Please briefly describe the duties you expect your executive officers to perform in such capacity and distinct from their roles as employees of the advisor.

15.   In the descriptions of the experience of Messrs. Cole and McAllaster, please provide the month and year of formation rather than refer to "formation."

The Advisor, page 59

16.   In the description of the experience of Mr. Koblenz, please provide the month and year of formation rather than refer to "formation."

17.   For each named executive officer, please ensure that you provide the month and year each individual's employment started and ended with each entity referenced. For example, under Mr. Koblenz, you do not state when he started as president and secretary of Cole Capital Partners, Cole Capital Advisors, Cole Realty Advisors and Equity Fund Advisors, and under Mr. Weber, you do not state when his employment with DJM and his employment with Shell Capital began and ended.

The Advisory Agreement, page 61

18.   In this section, please disclose that there is a 6% limit on fees, such as development fees, unless a higher amount is approved by a majority of the board of directors, including a majority of the independent directors.

Conflicts of Interest, page 73

19.   Please identify programs that focus of triple net leased retail properties. In addition, with respect to these properties, please disclose the status of any capital raising, including offering amounts, whether such programs are currently pursuing acquisitions and the anticipated liquidation date. Please provide a summary of this information in the summary section and the appropriate risk factor.

Investment in other Real-Estate-Related Securities, page 87

20.   Please specifically address the risks of investing in commercial mortgage backed securities in light of recent market conditions.

Development and Construction of Properties, page 87

21.   In this section, you indicate that you will reimburse your advisor if you employ one or more project managers, including your advisor or its affiliates. Please explain whether this payment would be in addition to the development fee

Management Discussion and Analysis, page 95

Prior Performance Summary, page 99

22.   Please confirm to us that you have disclosed all major adverse business developments of your prior programs that would be material to investors in this offering. We note you have provided an "example" of an adversely affected program.

23.   Please revise your registration statement to provide a narrative summarizing the acquisitions of properties for the most recent three fiscal years, as opposed to simply referring to Table VI contained in Part II of your registration statement. Refer to Securities Act Industry Guide 5.8.A.4.

24.   We note that some of the disclosures required by Securities Act Industry Guide 5.8.A. are presented only for the 16 limited partnerships. Please revise your registration statement to include, for all of the programs, discussion of the number of properties purchased and location by region, the aggregate dollar amount of property purchased and the percentage of properties that are commercial (broken out by shopping centers, office buildings, and others) and residential.

Summary of Distribution Reinvestment Plan, page 134

Investment of Distributions, page 134

25.   Please clarify that the shares in other programs will be registered prior to shareholders being permitted to reinvest their distributions in the other programs.

26.   Please clarify whether the investor participating in the DRIP plan may be subject to additional fees if distributions are reinvested in other Cole-sponsored programs.

Volume Discounts, page 143

27.   In this section, you indicate that you may pay annual registered investment advisor fees to an affiliated broker-dealer and that the fees will be considered underwriting compensation. Please clarify, if true, that these fees will be subject to the 10% limit discussed on page 143 in the section "Compensation we will Pay for the Sale of our Shares."

Table I

28.   Please revise the introduction and tables to only include data for offerings that have closed in the three years ended December 31, 2007.

29.   In certain cases, such as Cole Collateralized Senior Notes IV, LLC, you indicate that you have invested 90% of the amount available for investment. However, this does not appear consistent with the total acquisition cost disclosure. Please revise or advise. When updating the tables, please review and ensure that information is provided correctly and consistently in each table.

Table IV

30.   Please limit the table to programs that completed operations in the five years ended December 31, 2007. We note that you included a number of programs that sold their last property in 2001.

Table V

31.   Please provide individual information for each of the 22 restaurants sold rather than consolidating the information or advise us why you believe it's appropriate to consolidate.

Exhibits

32.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Demarest at (202) 551-3432 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585or me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

Cc: Lauren Burnham Prevost, Esquire